February 14, 2011
Via EDGAR and UPS

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Houston Wire & Cable Company
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010 Form 10-Q for the Quarterly Period Ended September 30, 2010 File No. 001-34361

Dear Mr. James,

I refer to your comment letter dated February 1, 2011 regarding the above-referenced filings of Houston Wire & Cable Company.  I am responding to your letter by repeating your comments and after each of your points inserting our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page 28

Accounts Receivable, page 35

1.
Further to your response to comment 3, we note that you continue to record reversals of the accrual in each quarter of 2010.  Explain to us further why you believe your method for calculating the reserve is reasonable.  Refer to ASC 605-15-25-1(f).  Provide additional information to explain the reasons for the decreases in the reserve each period.

ASC 605-15-25-1(f) requires that the amount of future returns can be reasonably estimated. We believe that our methodology for calculating the reserve meets this requirement, as we track all credit memos issued back to the original invoice date and are able to continually update historic trends. Each quarter we use these updated trends to estimate future returns. There are two primary reasons driving the reduction in the required allowance through December 2009 and in 2010. A portion of the decline is due to the decreasing sales levels in 2009, which fell by 29% from 2008. In addition we continue to benefit from our operational excellence program which promulgates more accuracy throughout the entire quoting, selling and distribution process and tends to reduce the number of credit memos and improves the timeliness of their issuance.

10201 NORTH LOOP EAST • HOUSTON TX 77029 • PHONE (713) 609-2200 • FAX (713) 609-2168 • NASDAQ: HWCC

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements

Note 3. Business Combinations, page 6

2.
We recognize your response to comment 8.  In future filings please comply with ASC 805-10-50-6 by disclosing the reasons why the initial accounting is incomplete, identify the assets, liabilities, equity interests or items of consideration for which the initial accounting is incomplete and the name and amount of any measurement period adjustments recognized during the reporting period.

We will comply with this requirement in future filings.

3.
We recognize your response to comment 9.  However you did not respond to our comment in its entirety.  Therefore we re-issue the last part of our comment.  You indicate in your response that you excluded the reference to Southwest Wire Rope GP LLC due to an unintentional error.  Please tell us if the pro forma financial statements in your Form 8-K also excluded Southwest Wire Rope GP LLC.  If excluded, please tell us why you would not amend your filing to make the corrections.

The pro-forma financial statements in the Form 8-K filing did include Southwest Wire Rope GP LLC, whose sole activity was to serve as the general partner of Southwest Wire Rope LP.

We sincerely trust that our responses to your comments provide further clarification.  Houston Wire & Cable Company continues to strive to make all of its filings in full compliance with all of the rules and regulations promulgated by the United States Securities and Exchange Commission.

Please don’t hesitate to contact me at 713-609-2125 or via e-mail at ngraham@houwire.com should you have any questions.

Sincerely, Nicol (Nic) G. Graham Vice President & Chief Financial Officer

NGG\lmr

cc:	Chuck Sorrentino – CEO & President Bob Minkus – Schiff Hardin LLP

10201 NORTH LOOP EAST • HOUSTON TX 77029 • PHONE (713) 609-2200 • FAX (713) 609-2168 • NASDAQ: HWCC